SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 31 March 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Announcement of transactions of directors in securities of Sasol Limited or its major
subsidiaries dated 10 March 2005 to 29 March 2005

1. 10 March 2005
2. 11 March 2005
3. 14 March 2005
4. 15 March 2005
5. 16 March 2005
6. 17 March 2005
7. 18 March 2005
8. 23 March 2005
9. 29 March 2005

SASOL LIMITED – DEALING IN SECURITIES BY DIRECTOR OF MAJOR SUBSIDIARY
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transactions in securities of Sasol by directors of a major subsidiary of
the Company:

Name	R van Rooyen
Office held	Director of major subsidiary
Company	Sasol Synfuels (Pty) Limited
Date transaction effected	9 March 2005
Number of shares	1 500
Selling price per share	R147,00
Total value	R220 500,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares
Nature and extent of Director's interest	Indirect beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	J H Fourie
Office held	Director of major subsidiary
Company	Sasol Synfuels (Pty) Limited
Date transaction effected	9 March 2005
Number of shares	20 000
Selling price per share	R148,50
Total value	R2 970 000,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	A de Klerk
Office held	Director of major subsidiary
Company	Sasol Synfuels (Pty) Limited
Date transaction effected	9 March 2005
Number of shares	3 000
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	27 October 1998
Exercise price	R28,50
Selling price per share	R148,90
Total selling price	R446 700,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

10 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED - TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE
Securities Exchange, South Africa, we announce the following transactions in
securities of Sasol Limited by directors or directors of a major subsidiary of
the Company:

Name	C B Strauss
Office held	Non-Executive Director
Company	Sasol Limited
Date transaction effected	10 March 2005
Option offer date	27 November 2000
Option offer price	R53,80
Exercise date	11 September 2002
Exercise price	R 117,80
Number of shares	25 000
Total value	R1 345 000
Vesting periods	2 years – first half
	4 years – second half
Class of shares	Ordinary no par value
Nature of transaction	Implementation of options and purchase of shares
Nature and extent of Director's interest	Indirect beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	P du P Kruger
Office held	Non-Executive Director
Company	Sasol Limited
Date transaction effected	10 March 2005
Option offer date	27 November 2000
Option offer price	R53,80
Exercise date	15 January 2001
Exercise price	R54,10
Number of shares	12 500
Total value	R672 500,00
Vesting periods	2 years – first half
	4 years – second half
Class of shares	Ordinary no par value
Nature of transaction	Implementation of second tranche of options and purchase of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

11 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED – DEALING IN SECURITIES BY DIRECTOR OF MAJOR SUBSIDIARY
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transactions in securities of Sasol by directors of a major subsidiary of
the Company:

Name	R van Rooyen
Office held	Director of major subsidiary
Company	Sasol Synfuels (Pty) Limited
Date transaction effected	10 March 2005
Number of shares	2 500
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	26 October 1998
Exercise price	R28,10
Selling price per share	R146,65
Total selling price	R366 625,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

11 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED – DEALING IN SECURITIES BY DIRECTOR OF MAJOR SUBSIDIARY
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transactions in securities of Sasol by the director of a major subsidiary
of the Company:

Name	R van Rooyen
Office held	Director of major subsidiary
Company	Sasol Synfuels (Pty) Limited
Date transaction effected	14 March 2005
Number of shares	7 300
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	26 October 1998
Exercise price	R28,10
Selling price per share	R152,65
Total selling price	R1 114 345,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	R van Rooyen
Office held	Director of major subsidiary
Company	Sasol Synfuels (Pty) Limited
Date transaction effected	14 March 2005
Number of shares	9 000
Option offer date	29 October 1999
Option offer price	R42,30
Exercise date	29 November 1999
Exercise price	R46,55
Selling price per share	R152,68
Total selling price	R1 374 120,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	R van Rooyen
Office held	Director of major subsidiary
Company	Sasol Synfuels (Pty) Limited
Date transaction effected	14 March 2005
Number of shares	5 800
Option offer date	30 August 2000
Option offer price	R54,00
Exercise date	9 November 2000
Exercise price	R54,30
Selling price per share	R152,65
Total selling price	R885 370,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

14 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE00006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transactions in securities of Sasol by directors of a major subsidiary of
the Company:

Name	M Sieberhagen
Office held	Director of major subsidiary of Sasol Limited
Company	Sasol Synfuels (Pty) Limited
Date transaction effected	15 March 2005
Offer date	29 April 1996
Offer expiry date	29 April 2005
Offer price per share	R46,00
Exercise price per share	R45,25
Number of shares	3 700
Total value	R170 200,00
Vesting periods	2 years – one third 4 years – second third 6 years – final third
Class of shares	Ordinary no par value
Nature of transaction	Acceptance and exercise of options to purchase shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

15 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED – DEALING IN SECURITIES BY DIRECTOR OF MAJOR SUBSIDIARY

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE00006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by directors of a major subsidiary of the Company:

Name	N L Joubert
Office held	Company Secretary and director of major subsidiary
Company	Sasol Limited
Date transaction effected	16 March 2005
Option offer date	5 September 2001
Option offer price	R78,70
Exercise date	16 March 2005
Exercise price	R150,50
Selling price per share	R148,50
Number of shares	7 300
Total value	R1 084 050,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

16 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED – DEALING IN SECURITIES BY DIRECTOR OF MAJOR SUBSIDIARY

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE00006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by directors of a major subsidiary of the Company:

Name	J A van der Westhuizen
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	17 March 2005
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	26 October 1998
Exercise price	R28,10
Selling price per share	R152,00
Number of shares	4 200
Total value	R638 400,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

17 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE00006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:

Name	J H Fourie
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	17 March 2005
Option offer date	29 October 1999
Option offer price	R42,30
Exercise date	11 November 1999
Exercise price	R42,70
Number of shares	26 500
Total value	R1 131 550,00
Vesting periods	2 years – one third
	4 years – second third
	6 years – final third
Class of shares	Ordinary no par value
Nature of transaction	Implementation of options and purchase of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	J H Fourie
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	17 March 2005
Option offer date	30 August 2000
Option offer price	R54,00
Exercise date	4 September 2000
Exercise price	R59,70
Number of shares	31 500
Total value	R1 880 550,00
Vesting periods	2 years – one third
	4 years – second third
	6 years – final third
Class of shares	Ordinary no par value
Nature of transaction	Implementation of options and purchase of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

17 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transaction in securities of Sasol by a director of a major subsidiary of
the Company:

Name	J A van der Westhuizen
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	18 March 2005
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	26 October 1998
Exercise price	R28,10
Selling price per share	R154,30
Number of shares	5 000
Total value	R771 500,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

18 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:

Name	J A Botha
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	23 March 2005
Option offer date	24 November 1997
Option offer price	R57,50
Exercise date	1 October 2001
Exercise price	R74,00
Number of shares	4 000
Total value	R230 000
Vesting periods	2 years – one third
	4 years – second third
	6 years – final third
Class of shares	Ordinary no par value
Nature of transaction	Implementation of options and purchase of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	J A Botha
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	23 March 2005
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	27 October 1998
Exercise price	R28,50
Number of shares	9 900
Total value	R248 490
Vesting periods	2 years – one third
	4 years – second third
	6 years – final third
Class of shares	Ordinary no par value
Nature of transaction	Implementation of options and purchase of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	J A Botha
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	23 March 2005
Option offer date	29 October 1999
Option offer price	R42,30
Exercise date	23 November 1999
Exercise price	R45,00
Number of shares	19 200
Total value	R812 160
Vesting periods	2 years – one third
	4 years – second third
	6 years – final third
Class of shares	Ordinary no par value
Nature of transaction	Implementation of options and purchase of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

23 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transaction in securities of Sasol by a director of the Company:

Name	T S Munday
Office held	Executive Director
Company	Sasol Limited
Date transaction effected	29 March 2005
Option offer date	10 December 1999
Option offer price	R50,90
Exercise date	23 August 2000
Exercise price	R51,30
Selling price per share	R143,00
Number of shares	26 200
Total value	R3 746 600
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

29 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2005

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary